

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Lei Zhao
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7
Huitong Times Square
No.1 Yaojiayuan South Road, Chaoyang District
Beijing 100024 China

   Re: NaaS Technology Inc.
     Shell Company Report on Form 20-F
     Filed June 16, 2022
     File No. 001-38235

Dear Mr. Zhao:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Shell Company Report on Form 20-F Filed June 16, 2022

Item 3. Key Information, page 6

1. We note that you no longer utilize variable interest entities ("VIEs"). Please disclose that if in the future you were to amend your operating structure to use VIEs again, Chinese regulatory authorities could disallow this structure, which, in turn, would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering should a structure employing VIEs be implemented again.

2. We note your discussion of the Holding Foreign Companies Accountable Act ("HFCAA") on page 8. Please also discuss the following here and throughout your filing as

applicable:

- whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

- the Accelerating HFCAA and the two-year time frame associated with that legislation;

- the August 26, 2022, Statement of Protocol signed by the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, which is the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

3. We note your definition of "China" and "PRC" on page 1 includes a carve-out for Hong Kong and Macau. Please clarify in your disclosure that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

4. On page 8, in your discussion of cash and asset flows, please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

5. Please amend your disclosure here to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government on your ability to transfer cash.

6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

7. In the holding company structure beginning on page 6, please describe whether there are contractual or arrangements through which you possess economic rights and exercise control. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

8.	In your summary of risk factors beginning on page 12, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9.	In your permissions disclosure on page 8, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

10.	Your permissions disclosure on page 8 should not be qualified by materiality or similar qualifying language. Please make appropriate revisions to your disclosure.

11.	In your permissions disclosure on page 8, please disclose the basis for your statement that your PRC subsidiaries have obtained the requisite licenses, permits, and registrations from the PRC government authorities that are material for their business operations in China. In doing so, please clarify whether you relied on an opinion provided by legal counsel. If you so relied, please name such legal counsel. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Risk Factors, page 12

12.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please add a new risk factor to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

13.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your risk disclosure to explain how this oversight impacts your business and your listing and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
NaaS
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Operating Expenses, page 73

14.   Please revise to quantify factors to which changes are attributed. For example, we note your disclosure that the increase in selling and marketing expenses during fiscal 2021 as compared to fiscal 2020 was primarily due to the expansion of end-user base and the increase in platform order volumes and the increase in research and development expenses was primarily due to the personnel salaries and benefits, and cloud service fees.

B. Liquidity and Capital Resources
NaaS
Operating Activities, page 75

15.   We note your disclosure that the increase in cash used in operating activities was primarily attributable to the increase in net loss, and changes in non-cash charges and balance sheet line items calculated on an accrual basis. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms

of cash and quantify each factor indicated so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to net loss, which is recorded on an accrual basis. Refer to Instruction 1 to Item 5 of Form 20-F and Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Item 16.F Change in Registrant's Certifying Accountant, page 107

16.   Given the reverse acquisition transaction, please tell us why you believe the disclosure requirements of Item 16.F of Form 20-F is not applicable, or revise.

Dada Auto Inc.
Combined Statements of Loss and Other Comprehensive Income, page F-49

17.   We note your presentation of gross revenues, incentives to end-users, and net revenues. Please amend your financial statements to present revenues consistent with your recognition and measurement policy for each class of revenues. Specifically, we note that you recognize revenues from online EV charging solutions on a net basis as an agent but have presented these amounts on a gross basis in your statements of loss. Please make conforming changes throughout your filing. We also believe you should quantify total incentives to end-users in the notes to the financial statements and in Item 5. Operating and Financial Review and Prospects when discussing your operating results (without presenting gross revenues).

Notes to the Combined Financial Statements
2. Summary of Significant Accounting Policies
2.10 Share Capital, page F-58

18.   Please revise to disclose all required information in accordance with IAS 1.79.

2.14.2 Contract Balances, page F-62

19.   Please revise to disclose all required contract balances information in accordance with paragraphs 116 through 118 of IFRS 15.

2.15 Cost of Revenue, page F-62

20.   Considering you provide mobility connectivity services and other online solutions including software-as-a-service products to charging station operators, please tell us whether Bandwidth expenses and server custody costs, Online service costs, and Depreciation of property, plant and equipment are included in the cost of revenues. If not, please tell us why not. Please quantify these costs for us in your response.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Pro Forma Condensed Combined Statement of Loss and Comprehensive Loss, page P-3</u>

21.   Please revise to disclose pro forma earnings per share data. This information should be referenced to a sufficiently detailed footnote explaining the calculations.

<u>Notes to the Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Note 2 - Pro Forma Adjustments, page P-4</u>

22.   Please tell us and revise to disclose how you calculated the pro forma adjustment (c) amount of RMB 136,475,000 in sufficient detail.

23.   Please tell us and revised to describe how you determined the fair value of the deemed consideration for the transaction of RMB 286.6 million in pro forma adjustment (e).

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-4457 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services